Subsidiaries
THQ Inc.

Name	Jurisdiction of Incorporation
Blue Tongue Entertainment Pty. Ltd.	Australia
THQ Asia Pacific Pty. Ltd.	Australia
THQ Canada Inc. dba Relic Entertainment	British Columbia
THQ Digital Studios Phoenix, Inc.	Arizona
THQ Digital Studios UK Limited	United Kingdom
THQ Entertainment GmbH	Germany
THQ France S.a.r.l.	France
T.HQ (Holdings) Limited	United Kingdom
THQ Interactive Entertainment Espana, S.L.U.	Spain
THQ International GmbH	Switzerland
THQ Italy S.r.l.	Italy
THQ Japan K.K.	Japan
THQ Korea Ltd.	Korea
THQ Montreal Inc.	Montreal, Quebec
THQ Software Development (Shanghai) Co., Ltd.	China
THQ Studio Australia Pty. Ltd.	Australia
THQ (UK) Limited	United Kingdom
THQ Wireless Inc.	Delaware
Vigil Games, Inc.	Texas
Volition, Inc.	Delaware